JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP
Tel 020 7491 1889
Fax 020 7491 1989

RECEIVED
2004 DEC 20 P 12: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PECD/JAK

14 December 2004

04046979

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

SUPPL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **SABMiller Recommended Offer for ABI - Results of Scheme Meeting - 9 November 2004**
2. **Schedule 11 Notification of Interests of Directors and Connected Persons - 23 November 2004**
3. **Offer for ABI Receives Court Sanction - 23 November 2004**
4. **Offer for ABI Declared Unconditional - 1 December 2004**
5. **Redemption of US$600,000,000 4.25% Guaranteed Convertible Bonds due 2006 - 9 December 2004**

Yours faithfully
For and on behalf of
JCI (London) Limited

pp J. Kate

P E C Dexter
Secretary

dlw 1/3

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

REG-SABMiller PLC Result of ABI Scheme Meeting
Released: 09/11/2004

RNS Number:0310F
SABMiller PLC
09 November 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMILLER RECOMMENDED OFFER FOR ABI - RESULTS OF SCHEME MEETING

London, 9 November 2004. SABMiller plc announces that, following its recent offer to acquire those shares it does not own in its South African soft drinks subsidiary ABI, the proposed scheme of arrangement to facilitate the offer has been approved by the requisite majority of ABI's minority shareholders at the scheme meeting held today. The offer, which is subject to certain conditions, is for a cash consideration of R91.00 per ABI share, amounting to a total of approximately R3.8 billion (US$585 million).

Application will therefore be made to court to sanction the scheme on 23 November 2004. If the court sanctions the scheme, the only remaining condition precedent will be the registration of the order of court sanctioning the scheme with the Registrar of Companies. As previously announced, it is anticipated that ABI's listing on the JSE will be terminated on 14 December 2004.

A joint announcement by SABMiller and ABI, which contains further details relating to the scheme meeting, is available on the JSE Securities Exchange News Service (SENS) and on the SABMiller website, www.sabmiller.com.

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Amalgamated Beverage Industries Limited

Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern

Africa region. The company's core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world's leading soft drink brands, including carbonated soft drinks, sports and energy drinks, bottled water and fruit juices. The company was established in 1967 as a result of agreements between the Coca-Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987 and listed on the Johannesburg Securities Exchange in 1989.This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

ROMUKRSRSWRARAA

REG-SABMiller PLC Director Shareholding
Released: 23/11/2004

RNS Number:5328F
SABMiller PLC
23 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SABMiller plc

2. Name of director

Malcolm Ian Wyman

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Share Option - SABMiller plc Approved Share Option Scheme

7. Number of shares / amount of stock acquired

5,586

8. Percentage of issued class

0%

9. Number of shares/amount of stock disposed

5,586

10. Percentage of issued class

0%

11. Class of security

Ordinary shares of US$0.10 each

12. Price per share

Granted at £5.37, sold at £8.60

13. Date of transaction

22 November 2004

14. Date company informed

22 November 2004

15. Total holding following this notification

138,600 ordinary shares

16. Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Lorraine Sadkowski 01483 264026

25. Name and signature of authorised company official responsible for making this notification

A.O. C. TONKINSON, COMPANY SECRETARY

Date of Notification

23.11.04

END

RDSIIFEALFLVFIS

RNS Number:5424F
SABMiller PLC
23 November 2004

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

SABMiller plc

Ref: 29/04

OFFER FOR ABI RECEIVES COURT SANCTION

London, 23 November 2004. SABMiller plc announces that the proposed scheme of arrangement to facilitate its offer to acquire those shares it does not own in its South African soft drinks subsidiary, ABI, has been sanctioned by the High Court of South Africa.

The only remaining condition precedent is the registration of the order of court sanctioning the scheme with the Registrar of Companies. This is expected to take place on Monday, 29 November 2004, and as previously announced, ABI's listing on the JSE is anticipated to be terminated on 14 December 2004.

A joint announcement by SABMiller and ABI relating to the above, is available on the JSE Securities Exchange News Service (SENS) and the SABMiller website, www.sabmiller.com.

Ends

Notes to editors:
SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Amalgamated Beverage Industries Limited

Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern Africa region. The company's core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world's leading soft drink brands, including carbonated soft drinks, sports and energy drinks, bottled water and fruit juices. The company was established in 1967 as a result of agreements between the Coca-Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987 and listed on the Johannesburg Securities Exchange in 1989.This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END

STRBBBDBGSDGGSX

REG-SABMiller PLC Offer for ABI
Released: 01/12/2004

RNS Number:8325F
SABMiller PLC
01 December 2004

SABMiller plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Ref: 31/04

OFFER FOR ABI DECLARED UNCONDITIONAL

London, 1 December 2004. SABMiller plc is pleased to announce that all the conditions relating to its offer to acquire those shares it does not already own in its South African soft drinks subsidiary, ABI, have been fulfilled.

Settlement of the offer consideration will take place on 13 December 2004 and ABI's listing on the JSE will be terminated on 14 December 2004.

A joint announcement by SABMiller and ABI relating to the above, is available on the JSE Securities Exchange News Service (SENS) and the SABMiller website, www.sabmiller.com.

Ends

Notes to editors:
SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Amalgamated Beverage Industries Limited

Amalgamated Beverage Industries Limited (ABI) is the leading soft drink business in the SABMiller plc group of companies. ABI remains one of the largest producers and trade marketers of The Coca-Cola Company brands in the southern Africa region. The company's core skills lie in the manufacture, trade marketing, sales and distribution of a variety of the world's leading soft drink brands, including carbonated soft drinks, sports and energy drinks, bottled water and fruit juices. The company was established in 1967 as a result of agreements between the Coca-Cola Export Corporation of the US, Cadbury Schweppes (SA) Ltd and South African Breweries Ltd. It became a public company in 1987 and listed on the Johannesburg Securities Exchange in 1989.This announcement does not constitute an offer to sell or the solicitation of an offer to purchase or subscribe for any securities in any jurisdiction.

***

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

This announcement contains statements about Amalgamated Beverages Industries Limited ('ABI'), SABMiller plc ('SABMiller') and members of the SABMiller group (together with SABMiller, the "SABMiller Group") that are or may be forward looking statements. All statements other than statements of historical facts

included in this announcement may be forward looking statements. Any statements preceded or followed by or that include the words "targets", "plans", "believes", "expects", "aims", "intends", "will", "may", "anticipates" or similar expressions or the negative thereof are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of ABI's or the SABMiller Group's operations; and (iii) the effects of government regulation on ABI's or the SABMiller Group's business.

These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward looking statements attributable to ABI or any member of the SABMiller Group or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. ABI and the SABMiller Group expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

END
OFFBUBDBGDXGGSG

REG-SABMiller PLC Conv Bond Redemption
Released: 09/12/2004

RNS Number:1915G
SABMiller PLC
09 December 2004

Redemption of US$600,000,000 4.25% Guaranteed Convertible Bonds due 2006

London and Johannesburg, 9 December 2004. SABMiller plc ("SABMiller") announces that its subsidiary, SAB Finance (Cayman Islands) Limited (the "Issuer"), is today exercising its right to call for the redemption of all of its US$600,000,000 4.25% Guaranteed Convertible Bonds due 10 August 2006 (the "Bonds") remaining in issue.

The terms and conditions of the Bonds permit the Issuer to redeem all of the Bonds at their principal amount plus accrued and unpaid interest up to and including the date fixed for redemption, following the satisfaction of certain conditions. One of the conditions required that the closing middle market quotation for an SABMiller ordinary share be at least 130 per cent of the conversion price of £6.15 per share (being £7.995 per share) for 30 consecutive calendar days, at any time after 24 August 2004. This condition was satisfied on 8 December 2004, when the closing middle market quotation was £8.335 per share. All of the conditions having now been satisfied, the Issuer has today issued a notice to Bondholders informing them that it wishes to exercise its right to redeem all of the Bonds in issue.

The date fixed for redemption by the Issuer is 10 January 2005.

Bondholders may, up to the close of business on 29 December 2004, elect to convert their Bonds into SABMiller ordinary shares at the conversion price of £6.15 per share, which would, if converted, result in the issuance of 115.3203 SABMiller ordinary shares in respect of each US$1,000 principal amount of the Bond.

The Notice of Redemption, as delivered to the depository systems (DTC, Clearstream and Euroclear) for communication by them to the accountholders for whose benefit the Bonds are held, is set out in full below.

SAB Finance (Cayman Islands) Limited

Notice of Redemption

US$600,000,000 4.25% Guaranteed Convertible Bonds due 2006 (the "Bonds") issued by SAB Finance (Cayman Islands) Limited (the "Issuer") and guaranteed by SABMiller plc (formerly South African Breweries plc) and SABMiller Finance BV (formerly South African Breweries International (Finance) BV)

Reg S: US$589,700,000	144A: US$10,300,000
ISIN: XS0132698407	ISIN: US783866AA44
Common Code: 13269840	CUSIP: 783866AA4

The Issuer gives notice to the Bondholders that:

1. The conditions set out in Condition 8(b) of the Terms and Conditions of the Bonds for redemption at the Issuer's option having been satisfied, the Issuer has decided to redeem all outstanding Bonds pursuant to Condition 8(b) of the Terms and Conditions of the Bonds. The aggregate principal amount of the outstanding Bonds as at 8 December 2004 was US$598,834,000 and the closing price quoted for the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange as at the close of business on 8 December 2004 was £8.335;

2. The Bonds will be redeemed for cash on 10 January 2005 (the "Redemption Date") at 100 per cent of their principal amount plus accrued and unpaid interest from the last Interest Payment Date (10 August 2004) to the Redemption Date, amounting to US$1,017.71 per US$1,000 in principal amount of Bonds;

3. Bonds to be redeemed should be presented to and surrendered for redemption to the Registrar or to any of the Paying, Transfer, Conversion and Exchange Agents;

4. Bondholders who wish to exercise their Conversion and Exchange Rights may do so until the close of business on 29 December 2004 by delivering the relevant Bond to the Registrar or any Paying, Transfer, Conversion and Exchange Agent during their normal business hours, accompanied by a completed and signed Conversion and Exchange Notice. Conversion and Exchange Notices may be obtained from either of the Paying, Transfer, Conversion and Exchange Agents at their addresses set out below. The Exchange Price is £6.15 per Ordinary Share;

5. Subject to the surrender of the Bonds to the Registrar or any Paying, Transfer, Conversion and Exchange Agent, payment of redemption monies and/or accrued interest will be made by United States dollar cheque drawn on JP Morgan Chase Bank and, on the business day preceding the due date for payment, mailed to the holder of the relevant Bond at his address appearing in the Register; or, upon application by the holder to the Registrar or any Paying, Transfer, Conversion and Exchange Agent not less than 7 days before the due date for payment, by wire transfer to a United States dollar account maintained by the holder with a bank in New York City.

6. On the exercise of Conversion and Exchange Rights, accrued and unpaid interest shall be paid from the last Interest Payment Date (10 August) to the relevant Conversion Date not later than 14 days after the relevant Conversion Date by US dollar cheque drawn on JP Morgan Chase Bank, or by transfer to, a US dollar account maintained with a branch of a bank in New York City in accordance with instructions given by the relevant Bondholder not less than 7 days before the due date for payment or, in the case of exercise of such rights by the Trustee, by the Trustee.

7. In accordance with Clause 7(c) of the Terms & Conditions JP Morgan Chase Bank in its capacity as Trustee, may convert any Unexercised Bonds at their principal amount providing the conditions as set out in that Clause 7 (c) are met.

Terms used in this notice shall have the same meaning as in the Trust Deed dated 10 August 2001, which constitutes the Bonds.

9 December 2004

SAB Finance (Cayman Islands) Limited

Registrar and Paying, Transfer, Conversion and Exchange Agent (New York):
JP Morgan Chase Bank, New York Branch
4 New York Plaza
15th Floor
New York
NY10004
Contact: William Potes
Tel 1 212 623 5136

Paying, Transfer, Conversion and Exchange A
(London):
JP Morgan Chase Bank, London Branch
Trinity Tower
9 Thomas More Street
London
E1W 1YT
Contact: John Patten / Michael Lee
Tel: 44 (0) 1202 347936 / 1268

Ends

Notes to editors:

SABMiller plc

SABMiller plc is one of the world's largest brewers, with 2003/04 lager sales volumes in excess of 137 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which is has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2004, the group generated US$1,391million pre-tax profit from a turnover of US$12,645million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

SAB Finance (Cayman Islands) Limited

SAB Finance (Cayman Islands) Limited is a subsidiary of SABMiller plc incorporated in the Cayman Islands, established for the purpose of issuing the Convertible Bonds.

This news release is available on www.sabmiller.com

Enquiries:

SABMiller plc

Gary Leibowitz Vice President, Investor relations	Tel: + 44 20 7659 0119 Mob:+ 44 7717 428540
David McDowall Senior manager, Investor relations	Tel: + 44 20 7659 0194 Mob:+ 44 7717 848755
Nigel Fairbrass Head of corporate communications	Tel: + 44 20 7659 0105 Mob:+ 44 7799 894265

"This press release does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire ordinary shares in the capital of SABMiller plc (the "Company") or an inducement to enter into investment activity in any jurisdiction. This press release includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this press release, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this press release. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based."

END

MSCFSMFWASLSEIE